Mail Stop 6010

November 16, 2006

Bernard J. Walter
Chairman of the Board and President
Power Technology, Inc.
5300 Memorial Drive, Suite 700
Houston, Texas 77007

> **Re: Power Technology, Inc.**
> **Revised Preliminary Proxy Materials**
> **Filed November 6, 2006**
> **File No. 0-24857**

Dear Mr. Walter:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Who is eligible to vote, page 2

1.   Please refer to prior comment 6. Please provide us with a detailed legal analysis that supports your position that holders who received shares that you were not authorized to issue can vote those shares on the proposal, including ratifying issuances that benefited them directly.

2.   Please expand the appropriate section to include a table of security ownership of 5 percent or greater beneficial owners and management.

What happens if the shareholders do not approve Proposal No. 1, page 3

3.   Please refer to prior comment 3. Explain why you are asking shareholders to ratify all the issuances. If that is required by state law in this situation, say so. Also, if you expect shareholders to ratify these issuances, you need to provide significantly more disclosure about the material terms of each of them. Finally, explain to shareholders what it means to them to ratify these transactions and share issuances. If shareholders who ratify these transactions will be estopped from challenging them in the future, expand to discuss.

4.   As currently proposed, shareholders are not given an opportunity to approve a proposal to increase authorized common stock unless that also ratify all your past transactions where you issued unauthorized shares. Please unbundle these proposals so they can have the opportunity to do so if their ratification is required. Also, how can shareholders express their intent if they want to ratify some, but not all, your share issuances?

Reserved Shares, page 5

5.   Please refer to prior comment 5. Please confirm to us that you have disclosed all of your existing contractual rights regarding the issuance of additional shares. For example, we note that you do not refer to any options or warrants.

Proposal No. 1, page 7

6.   Please discuss the factors you considered in deciding to increase the number of authorized shares to 750 million shares and the impact on existing shareholders in having a large number of authorized but unissued shares.

        As appropriate, please revise your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the revised filing to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3800 if you have questions.

                                        Sincerely,

                                        Peggy Fisher
                                        Assistant Director